Finance of America Companies Inc.
5830 Granite Parkway, Suite 400
Plano, Texas 75024
April 3, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Aisha Adegbuyi

Re:	Finance of America Companies Inc.
Registration Statement on Form S-3
File No. 333-285840
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933 (as amended, the “Securities Act”), Finance of America Companies Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on April 7, 2025, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Very truly yours,

FINANCE OF AMERICA COMPANIES INC.

By:	/s/ Lauren E. Richmond
	Name:	Lauren E. Richmond
	Title:	Chief Legal Officer, General Counsel & Secretary
cc: William R. Golden III, Simpson Thacher & Bartlett LLP